

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2012

<u>Via E-mail</u>
Michael J. West
President
Canfield Medical Supply, Inc.
4120 Boardman-Canfield Road
Canfield, Ohio 44406

> **Re:** **Canfield Medical Supply, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 12, 2012**
> **File No. 333-182639**

Dear Mr. West:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:

• "[O]n average, it costs $50 per day to create an in home hospital room versus approximately $1,500 per day for in-patient hospital care," page 30;

• "The home healthcare market, which is estimated to have generated revenues of approximately $66 billion in the United States in 2011" page 30;

• "'[A]nd is expected to grow at a compounded annual growth rate of 5% from 2011 through 2016," page 30;

• "Our industry is highly fragmented with no player in the industry accounting for more than 3% of industry revenue," page 30;

• According to the U.S. Census Bureau projection, the U.S. population aged 65 and over…," page 30;

• "Between 2010 and 2020, the nation's healthcare spending is projected to increase to $4.6 trillion…,"

- "These improvements have allowed for earlier patient discharge and have lengthened the portion of the recuperation period…," page 30;

- "Many patients prefer the convenience and typical cost-advantages of home healthcare…," page 31;

- "Mahonig Valley with an estimated population of 1-1.25 million persons," page 31;

- "The Medicare regulations have established a 30% target for small supplier participation, which improves our chances of winning small bids from Medicare," page 31;

- As competitive bidding is phased in… we will experience a reduction in reimbursement, as will most if not all other DMEPOS suppliers in the impacted areas, page 36.

Fee Table

3. We not you indicate that the company is calculating the fee pursuant to Rule 457(o). Given that the company is registering a given number of securities for the company and for the selling shareholders of the company it appears that the company should rely on 457(a) as it should be registering a specific amount of securities. Please revise or advise as appropriate.

Prospectus Cover Page

4. Please confirm that your prospectus cover page will be printed on a single page.

5. Please revise to highlight your cross reference to your Risk Factors with boldface type. See Item 501(b)(5) of Regulation S-K.

6. Please revise the offering proceeds table to indicate the amount of proceeds to the selling shareholders assuming a public offering price of $0.25.

7. Please supplementally confirm to us that the selling shareholders cannot commence their offering until the offering by the company has closed and the unsold company shares have been deregistered.

Table of Contents

8. Please revise to include disclosure of the Dealer Delivery Obligations as required by Item 502(b) of Regulation S-K or advise us why you believe the disclosure is not required.

Summary of Prospectus, page 5

9. We note your statement that "we provide home medical equipment, supplies and services to patients in … Northeastern Ohio, Western Pennsylvania and Northern West Virginia."   Please revise to provide more detail regarding the medical equipment, supplies and services provided by the company.

10. We note your investor suitability requirements section on page 6 contains blanks for locations where your offering is to be made. With your next amendment, please revise to add this information to your prospectus. See Rule 430A of Regulation C.

Risk Factors, page 5

11. Please substantially revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors in the offering. Your subheadings should be revised so that they adequately describe the specific risk being addressed.

12. We note that your registered certified public accountant has expressed substantial doubt about your ability to continue as a going concern. Please add a risk factor which describes your going concern opinion and place it at the beginning of your risk factors. Please add similar disclosure to your MD&A.

We have a history of limited operations, page 7

13. We note your statement that "our business was adversely affected by a January 2011 change in Medicare's reimbursement policy for power wheel chairs when Medicare quit reimbursing the purchase of power wheel chairs and started only reimbursing the rental of such wheel chairs." Please revise to clarify the percentage of the company's revenues derived from the sale of power wheel chairs for the fiscal year ended December 31, 2010.

<u>We may need to raise additional funds, and these funds may not be available when we need them, page 8</u>

14. We note the disclosure that "we believe that we can operate near break even for the fiscal year ending December 31, 2013, because we are making extra efforts to increase our revenues by attempting to increase private pay business and we have a relatively low overhead which we can control." We also note your statement that "should we be awarded one or more competitive bids by Medicare we are confident that our current facility in Canfield, Ohio will be sufficient to handle any additional business that may result as we are currently operating well below our capacity for providing service." Please revise to delete the mitigating language from this risk factor. You may address these factors in another location in your prospectus. Please revise your risk factor section so it does not contain mitigating language. We may have further comment.

15. We note your statement that "we believe that we can control our expenses which are closely tied to our level of business activity so that cash generated from operations is expected to be sufficient for the foreseeable future to fund our operations at our currently forecasted levels." We note that the company has used cash in its operating activities for the fiscal year ended December 31, 2011 and for the three months ended March 31, 2012. We also note that as of March 31, 2012 the company had a working capital deficit of $108,427. It appears to us that the company will need to raise funds to continue operations. Please revise your disclosure as appropriate. We may have further comment.

16. Please revise your disclosure to indicate that the company had a working capital deficit of $108,427 as of March 31, 2012.

<u>Because we are small and do not have much capital…, page 8</u>

17. Please revise this risk factor disclosure to clarify the risk to the company or investors being addressed.

18. We note your disclosure on page 31 that you have recently completed the second round of bidding for additional Ohio markets. This appears inconsistent with this risk factor which states that you do not anticipate expansion. Please revise for consistency.

<u>Expanded Government Auditing and Oversight of Medicare and Medicaid Suppliers …, page 13</u>

19. Please revise to indicate the number of audits that the company has been subject to

during the fiscal year ended December 31, 2011 and the three months ended March 31, 2012. Also indicate the dollar amount of company supplies or services in question in connection with the audits.

Our Directors Have the Ability to Significantly Influence any Matters …, page 17

20. Please revise to identify the directors who beneficially own in the aggregate 90.5% of the company's common stock. Please also revise to clarify all of their positions held with the company.

Use of Proceeds, page 10

21. Please revise your second paragraph to clarify that the total proceeds from the offering assuming all shares are sold is $300,000.

22. We note your disclosure that a substantial portion of the proceeds from the sale of your shares will be used for general working capital. Please revise to provide more detailed disclosure of the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. Please revise to describe the amounts of proceeds you intend to allocate to the various uses presented in footnote (3) to your use of proceeds table.

23. We note your statement on page 20 that you will have the discretion to apply the available net proceeds of the offering to various indicated uses. Please revise to specifically describe the potential contingencies regarding your use of proceeds or remove the reference to the use of discretion. Please note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such uses are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Selling Shareholders, page 22

24. Please revise to include a column indicating the amount of securities to be offered by the selling shareholders.

Plan of Distribution, page 23

25. We note your assertion that Michael West and Stephen West meet the requirements of the safe harbor provided under Rule 3a4-1 under the Securities Exchange Act of 1934. We also note your assertion that these individuals will meet all of the elements of Rule 3a4-1(a)(4)(ii). Please add a description the facts upon which you are relying in order to make this assertion.

26. We note your reference to three individuals meeting all of the elements of Rule 3a4-1(a)(4)(ii).   We also note that you only identify Michael West and Stephen West as officers relying on the safe harbor from broker dealer registration. Please revise or advise.

27. We note your statement that "[t]he shares will be sold at the fixed price of $0.25 per Share until the completion of this offering … After the closing of this offering, our selling shareholders may sell their shares at market prices or at any price in privately negotiated transactions." Please revise to indicate that the selling shareholders must sell at the fixed price of $0.25 per share until the shares are quoted on the OTCBB or listed on a national securities exchange.

Directors, Executive Officers, Promoters and Control Persons, page 25

28. For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills which led to the conclusions that these individuals should serve as directors. See Item 401(e) of Regulation S-K.

Executive Compensation, page 26

29. Please provide the tables and narrative required by Item 402(n) and (o) of Regulation S-K to describe all of the compensation awarded to your executive officers along with any other applicable required items in Item 402 of Regulation S-K. Specifically address any director compensation as required by Item 402(r) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 26

30. Please revise to add a footnote to the table to indicate that the "number of shares after the offering" only reflects the amount of shares after the company offering and indicate

in the footnote the number of shares they will hold after the selling shareholders offering.

Description of Our Business, page 29

31. Please revise to explain industry-specific terms the first time they are used such that an investor who is unfamiliar with your particular business can understand what you mean. For example purposes only, we note the following terms:

- intradialytic parental nutrition, page 29

- nebulizer medications, page 29

- infusion therapy, page 30

- fee-for-service, page 34

32. We note that you provide home medical supplies and services with an emphasis on providing for patients with mobility-related limitations. We also note your disclosure that you provide "anything" you customers need in order to remain in their homes. Please clarify your source of revenues by explaining whether you sell products or services to your customers or both.   Revise to state how you generate the majority of your revenues. See Item 101(h)(4)(i) of Regulation S-K.

33. We note your disclosure that you operate in only one segment which is home medical equipment and supplies. We also note your disclosure on page 31 that you are attempting to increase your private pay business. Please provide a description of your private pay business or advise.

34. To the extent you sell products to patients, please describe your relationship with your suppliers within this section. See Item 101(h)(4)(ii) of Regulation S-K.

Payors, page 32

35. We note that you derived approximately 70% of your net revenues in 2011 from Medicare and Medicaid and you have no accounts receivable recorded as of December 31, 2011. Please tell us the average length of time from when you bill these payors to the time a payment is received.

36. With regard to your claim submission to 3rd party payors, please tell us if your billing

system generates contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

Marketing, page 32

37. We note your statement that accreditation has become a mandatory requirement for Medicare DMEPOS providers. Within this section, please clarify whether you are accredited by any authoritative organization.

Medicare and Medicaid Revenues, page 34

38. We note that the majority of your revenues are derived from sales of equipment and supplies that you sell to patients for patient care under fee-for-service arrangements. Please further clarify your source of revenues by explaining how and what services you provide to patients. Please describe whether you have ongoing arrangements with patients or medical providers. To this extent, we also note your disclosure on page 45 that you rented several wheel chairs in 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

39. Please expand this section to include the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Please provide a overview which identifies and addresses those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your business. This discussion should also address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties. Please provide this disclosure in your amended filing. For example, we note your disclosure throughout the prospectus regarding legislative and regulatory efforts to reduce Medicare and Medicaid reimbursement rates.

Results of Operation for the year ended December 31, 2011 as compared to the year ended December 31, 2010, page 44

40. Please revise to clarify the nature of the consulting work performed by the company's

President and identify who provided the compensation for the consulting work performed.

Liquidity and Capital Resources, page 45

41. Please revise to disclose your current cash balance with in this section.

42. Please describe the reasons for the changes in your cash flows from operating, investing and financing activities for the covered periods. Please note that your MD&A should not be limited to a recitation of financial statements in narrative form which does not provide any management perspective.

43. We note your disclosure on page 46 that until the offering is complete and your operations return a positive cash flow, your president may be willing to fund your operations on a limited basis. Please tell us whether you have any agreement, written or otherwise with your president to provide such funds. If you have an agreement, please file it pursuant to Item 601(b)(10) of Regulation S-K. If you have no assurance that your president will provide you with funds, please adding a risk factor describing the risk that your president may not provide you with funds. Also please reconcile this with your disclosure on page 47 that states no commitments to provide additional funds have been made by management.

Plan of Operation, page 46

44. We note that you indicate that you are operating from one location in Canfield, Ohio and that you serve Northeastern Ohio and Western Pennsylvania. Please reconcile your statement with your disclosure in the Summary section on page 5.

45. We note that you intend to return to profitability in the upcoming year. However, the disclosure about your various stages of operation does not provide sufficient context to shareholders about your upcoming plans. Please provide details of your specific plan of operations, including detailed milestones which you intend to achieve, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. Ensure that your revisions are consistent with your Use of Proceeds.

46. We note your statement that "we believe that we can be profitable or near break even by the end of the fiscal year ending December 31, 2012". We also note your statement that "we expect to incur operating losses for up to four more quarters until our sales level has increased to approximately $30,000 per month." Please revise your disclosure to reconcile your statements and described plan of operations in both paragraphs.

47. We note your disclosure herein stating that currently you have sufficient capital to implement your business operations. We also note that similar statements are included in elsewhere in your filing. Please amend to reconcile this statement with your disclosure under Footnote 4 on page F-9 that discusses your ability to continue as a going concern.

Certain Relationships and Related Transactions, page 48

48. Please revise this section to identify Mike West's relationships with the company.

Financial Statements

Statements of Stockholders' Equity, page F-5

49. We note you issued no par value common stock. It appears the amounts attributed to such issuances should be classified in additional paid-in capital versus common stock. Please advise or revise.

50. We note that your S-corp election was terminated in October 2011. Please tell us how you have presented your S-corp undistributed losses in your financial statements and how your accounting treatment is consistent with SAB Topic 4B.

Revenue Recognition, page F-7

51. We note that you provide home medical equipment, supplies and services as listed on pages 29 and 30 and on your website (www.canfieldmedical.com). Please expand your revenue recognition policy disclosure to elaborate upon how each of the criteria outlined in SAB 104 specifically applies to each of your revenue streams (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers).). In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, etc.) and the related accounting policies.

Michael J. West
Canfield Medical Supply, Inc.
August 8, 2012
Page 12

Part II – Information Not Required in Prospectus

Exhibits

52. Please file your escrow agreement with Corporate Stock Transfer, Inc. as an exhibit to your registration statement.

53. We note your disclosure on page 31 that you contract with Medicare, Medicaid and most major health insurance companies and a number of other payors. We also note your statement on page 32 that Medicare and Medicaid accounted for approximately 70% of your net revenues. Please file your agreements with these programs as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Legality Opinion

54. We note that counsel has limited its examination to the Certificate of Incorporation, the Bylaws and the Certified Resolutions adopted by the Board of Directors. Please note that counsel may not limit the documents reviewed in the course of forming its opinion. Please remove this limitation on the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director